PARAMOUNT RESOURCES LTD.

Report Pursuant to Section 189.1.3

of the Securities Regulation (Québec)

1.

Name and Address of Offeree

Paramount Resources Ltd. (the "Corporation")

4700 Bankers Hall West

888 3rd Street S.W.

Calgary, Alberta T2P 5C5

2.

Name and Address of Offeror

Same as above.

3.

Designation of Securities Subject to the Bid

The Corporation has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Common Shares pursuant to a normal course issuer bid to be undertaken pursuant to the rules of the Exchange.

4.

Date of the Bid

The Corporation is eligible to commence purchases of its outstanding Common Shares under the normal course issuer bid on November 20, 2008 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid filed by the Corporation with the Exchange on November 18, 2008.

5.

Maximum Number of Securities of the Class Subject to the Bid Which Are Sought By the Offeror

The Corporation is eligible to acquire up to 3,387,456 Common Shares during the 12 month period commencing November 20, 2008 and ending on November 19, 2009.

6.

Value of Consideration Offered for Security

The closing price of the Common Shares on the Exchange on November 17, 2008 (being the trading day prior to the date of the filing of this report) was $7.68.

7.

Fee Payable In Respect of the Bid

The greater of:

(a)

$1000; or

(b)

0.02% x 25% x $7.68 x 3,387,456 = $1,300.78

DATED at Calgary, Alberta this 18th day of November, 2008.

Signed “Bernard K. Lee”

Bernard K. Lee

Chief Financial Officer